Exhibit 99.1

News Release
NYSE, TSX: NTR

August 10, 2020

Nutrien Announces Change to Board of Directors

Saskatoon, Saskatchewan—Nutrien Ltd. (TSX and NYSE: NTR) announced today that Nelson Silva has been appointed to its Board of Directors effective immediately. Nutrien also announced that David C. Everitt has retired from the Board effective today after having served as a director of Nutrien and its predecessors since 2013.

“David has been a valuable member of the Board of Directors, including as part of Nutrien’s Audit, Human Resources & Compensation, and Safety & Sustainability Committees, and we want to express our sincere thanks for his many contributions to our success,” said Mayo Schmidt, Chair of the Board of Directors. “The Board of Directors would also like to welcome Mr. Silva. Nelson brings over 30 years of global business experience, and strong Brazilian experience, to the Nutrien Board and we look forward to working with him to advance Nutrien’s vision and strategic plans.”

Mr. Silva has considerable executive management experience in a variety of leadership roles in the past within major international companies, including as Chief Strategy and Performance Officer at Petroleo Brasileiro S.A., Petrobras, Chief Executive Officer of BG Group in South America, President of the Aluminium business unit at BHP Billiton PLC, Sales and Marketing Director at Vale, Managing Director of Embraer Europe and Chief Executive Officer of All Logistica. Currently, Mr. Silva is a non-executive director of Compass Group PLC, Altera Infrastructure L.P. and Cosan Limited and is an advisor to Appian Capital Advisory LLP and HSB Solomon Associates LLC.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

investors@nutrien.com

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Media Relations:

Will Tigley

Manager, Communications – CEO and Corporate Functions

(403) 225-7310

Contact us at: www.nutrien.com